Mineral Mountain Mining & Milling Company 13 Bow Circle Road Suite 170 Hilton Head, South Carolina 29928 (917) 587-8153

VIA EDGAR	November 30, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mineral Mountain Mining & Milling Company
Withdrawal of Registration Statement on Form S-1
Filed on February 27, 2018
File No. 377-1953

Ladies and Gentlemen:

On behalf of Mineral Mountain Mining & Milling Company, an Idaho corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Draft Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 377-1953), as initially filed with the Securities and Exchange Commission (“Commission”) on February 27, 2018 (“Registration Statement”) be withdrawn effective immediately. The Company has determined at this time not to proceed with the offering due to market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement. The Registrants request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Company requests that any fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Sheldon Karasik via email at sheldon@mineralmtnminingmilling.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Peter Papasavas of Papasavas Law Group LLC by telephone at (862) 226-2782.

Very truly yours,

/s/ Sheldon Karasik
Sheldon Karasik
Chief Executive Officer
cc:	Peter Papasavas, Esq.
Papasavas Law Group LLC